TransAlta shareholders approve all resolutions at the Annual and Special Meeting of Shareholders

CALGARY, Alberta (April 30, 2014) – TransAlta held its Annual and Special Meeting of shareholders on April 29, 2014 in Calgary, Alberta. A total of 113,288,469 common shares, representing 41.90% of the shares outstanding were represented in person and by proxy at the meeting. Shareholders in attendance at the meeting represented 72,662 common shares.

The following resolutions were approved by shareholders:

1.	Election of Directors

The eleven director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
William D. Anderson	103,485,911	94.54%	5,972,620	5.46%
Timothy W. Faithfull	104,122,599	95.13%	5,335,932	4.87%
Dawn L. Farrell	104,213,421	95.21%	5,245,110	4.79%
Alan J. Fohrer	104,447,906	95.42%	5,010,625	4.58%
Gordon D. Giffin	99,930,498	91.30%	9,528,033	8.70%
C. Kent Jespersen	100,072,012	91.42%	9,386,519	8.58%
Michael M. Kanovsky	104,392,635	95.37%	5,065,896	4.63%
Karen E. Maidment	104,402,256	95.38%	5,056,275	4.62%
Yakout Mansour	104,339,381	95.32%	5,119,150	4.68%
Georgia R. Nelson	104,322,664	95.31%	5,135,867	4.69%
Martha C. Piper	103,630,928	94.68%	5,827,603	5.32%

2.	Appointment of Auditors

The Appointment of Ernst & Young LLP to serve as the independent auditors for 2014 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
111,689,849	98.65%	1,525,958	1.35%

3.	Confirming Amendments and Restatement of By-law No. 1

The ordinary resolution confirming the amendments and restatement of By-law No. 1 of the Corporation was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Votes Against	Percent
104,804,677	95.75%	4,648,512	4.25%

4.                  Confirming Adoption of Advance Notice By-law No. 2

The vote conducted by ballot, approved an ordinary resolution confirming a new by-law of the Corporation, By-law No. 2, adopting advance notice requirements for nomination of directors by shareholders. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
103,520,637	94.52%	5,997,094	5.48%

5.	Advisory Vote on Executive Compensation

The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
100,369,641	91.65%	9,147,347	8.35%

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

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